Liquidnet, Inc.                                     BD Number: 103987

04~~11~~/~~03~~04/2025

## BD – DIRECT OWNERS / EXECUTIVE OFFICERS

| Ownership Codes: | NA – less than 5% | B – 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A – 5% but less than 10% | C – 25% but less than 50% | E – 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| BOND, ROBERT | I | CEO/DIRECTOR | 09/2021 | NA | Y | N | 4121948 |
| ~~ZAIDI, AMIR RAZA~~HALLIGAN, BRIAN J. | I | CHIEF COMPLIANCE OFFICER | ~~11/2024~~10/2025 | NA | Y | N | ~~2896402~~5016364 |
| GOULET, STEPHEN PAUL | I | SENIOR MANAGING DIRECTOR/GENERAL COUNSEL/SECRETARY | 04/2021 | NA | N | N | 4769810 |
| ~~LIQUIDNET HOLDINGS, INC.~~ICAP GLOBAL BROKING INC. | DE | SHAREHOLDER | ~~01/2000~~11/2025 | E | Y | N | ~~47-1077784~~13-4092641 |
| PEZEU, CHRISTIAN JEAN MICHEL | I | CHIEF FINANCIAL OFFICER | 04/2021 | NA | Y | N | 5661987 |